

June 18, 2012

<u>Via E-Mail</u>
Mr. Charles G. Nichols
Chief Financial Officer
Scio Diamond Technology Corporation
411 University Ridge, Suite D
Greenville, South Carolina 29601

     Re: Scio Diamond Technology Corporation
               Form 10-K for the Year Ended March 31, 2011
               Filed June 21, 2011
               Form 10-Q for the Quarter Ended December 31, 2011
               Filed February 14, 2012
               File No. 333-166786

Dear Mr. Nichols:

     We have reviewed your response letter dated June 12, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Quarter ended December 31, 2011

Notes to the Financial Statements

Note 2. Asset Purchase, page 10

1. We note from your response to our prior comment one that you believe that the useful life of the reactors is indefinite until such time as the production and effective commercialization of the production of the reactors occurs or is more definite. We also note that you plan to reassess or redetermine the useful lives of such assets on an annual basis. In light of the fact that these assets have not yet been placed into service, we believe that the useful life should be reassessed at the time the asset is placed in service, rather than on an annual basis. Based on your disclosure that the mechanical components

of the reactors have relatively long lives, upwards of ten years, we would expect that the useful life would be no longer than approximately ten years from the date it is place in service. Please revise your notes to the financial statements to disclose the useful life of the assets and the method of depreciation.

2. We note from your response to our prior comment number 1, that the Company believes the intangible assets acquired on August 31, 2011 due to the inability to identify unique, specific commercialization potential with any degree of certainty, represent "in process research and development" which has alternative future uses. Please explain in detail why you believe these intangible assets, which the Company considers "in process research and development" have alternative future uses. As part of your response, please explain the alternative future uses which you believe these intangible assets can be used for and explain in detail your basis for your conclusions that these assets have alternative future uses. Alternatively, please revise to reflect such costs as an expense in the Company's financial statements pursuant to the guidance in ASC 730-10-25-2.

Item 4. Controls and Procedures, page 14

3. We note from your response to our prior comment three that you cannot at this time confirm to us that there were no material weaknesses or that internal controls over financial reporting and disclosure controls and procedures were effective as of December 31, 2011. However, in light of the restatements, we would expect that, absent an unusual situation, your conclusion on disclosure controls and procedures and internal controls over financial reporting would be an "ineffective" conclusion for the periods in which you are filing amended Form 10-Qs. Please perform the procedures necessary to evaluate such controls and revise management's conclusion on disclosure controls and procedures in the amended Form 10-Q's as applicable.

Other

4. In light of the disclosures included in your Form 8-K furnished May 15, 2012, please file amended Forms 10-Q for the quarters ended September 30, 2011 and December 30, 2011 to reflect the appropriate accounting for the ADI asset purchase and any other changes deemed necessary.

Form 8-K furnished June 8, 2012

5. We note your disclosure that on June 5, 2012 you entered into an asset purchase agreement with Apollo Diamond Gemstone Corporation ("ADGC") for the purchase of substantially all of the assets of ADGC in exchange for $100,000 in cash and the opportunity for certain current and former ADGC stockholders to acquire up to approximately 1 million shares of common stock of the Company for $0.01 per share. Please explain to us how you are accounting for this acquisition, including how you are valuing and accounting for the warrants issued. Also, tell us how you will calculate or

       determine the amount allocated to each type of asset acquired, and tell us the useful life (if applicable) and depreciation method that will be used for each long-lived asset acquired.

       You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

                Sincerely,

                /s/ Linda Cvrkel

                Linda Cvrkel
                Branch Chief